Pricing Supplement No. 01, Dated April 25, 2003	Filed under Rule 424(b)(5)
(To Prospectus dated November 30, 2001 and	Registration Statement No. 333-14100
Prospectus Supplement dated March 26, 2002)

CUSIP: 25243EAF0

Diageo Capital plc

Medium-Term Notes — Fixed Rate

Principal Amount: U.S. $200,000,000	Interest Rate: 4.85%

Agents Discount or Commission: 0.700%	Stated Maturity Date: May 15, 2018

Nets Proceeds to Issuer: $198,600,000	Issue Date: May 2, 2003

Interest Payment Dates: November 15 and May 15, commencing November 15, 2003

Redemption:

☑	The notes cannot be redeemed prior to the Stated Maturity Date.
☐	The notes may be redeemed prior to the Stated Maturity Date.
Redemption Commencement Date:
Initial Redemption Percentage:
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the principal amount.

In the event of various tax law changes and other limited circumstances that require us to pay additional amounts as more fully described in the accompanying Prospectus and Prospectus Supplement, we may redeem the notes prior to their Stated Maturity Date.

Optional Repayment:

☑	The notes cannot be repaid prior to the Stated Maturity Date.
☐	The notes can be repaid prior to the Stated Maturity Date at the option of the holder of the notes.
Option Repayment Dates:
Repayment Price: %

Currency:

Specified Currency: U.S. Dollars	Exchange Rate Agent: Citibank, N.A.
Minimum Denominations: $1,000

Original Issue Discount:            ☐ Yes  ☑ No

Total Amount of OID:	Yield to Maturity:
Initial Accrual Period:

Form:	☑	Book-Entry	☐ Certificated

Agent:	☑	UBS Warburg LLC
☐ Other

Agent acting in the capacity as indicated below:
		☐ Agent	☑ Principal

If as principal:
☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
If as Agent:
The notes are being offered at a fixed initial public offering price of n/a % of Principal Amount.

Trustee:	Citibank, N.A.

Other Provisions:

1.	Terms not defined above have the meanings given to such terms in the Prospectus Supplement, dated March 26, 2002.
2.	UBS Warburg LLC has agreed to be subject to the terms and conditions of the distribution agreement, dated March 26, 2002, among us and the agents, for purposes of the offer and sale of the notes. UBS Warburg LLC is an “agent” as described in the “Plan of Distribution” section of the accompanying Prospectus Supplement, and will be acting as principal in connection with the sale of the notes as described therein.
3.	Application will be made to list the notes on The New York Stock Exchange.
4.	Delivery of the notes will be made against payment on May 2, 2003. Trades of securities in the secondary market are generally required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

USE OF PROCEEDS

      The net proceeds (after agent’s commission but prior to deducting any expenses of the offering) from the sale of the notes will be $198,600,000. We will use the proceeds primarily for general corporate purposes, including working capital and the repayment of outstanding commercial paper. The commercial paper being repaid has an average interest rate of 1.35% and the proceeds from such commercial paper were used for general corporate purposes.

CAPITALIZATION

      The following table sets forth, on a UK GAAP basis, the unaudited actual capitalization of Diageo as at December 31, 2002 and such unaudited actual capitalization as at December 31, 2002 as adjusted to give effect to the issuance of the notes (but without deducting any fees and expenses). Other than the changes noted in the notes to the table below, there has been no material change in the capitalization and indebtedness of Diageo since December 31, 2002.

	December 31, 2002	Adjusted for Offering

	(unaudited)	(unaudited)
	£ million	£ million
Short term borrowings (including current portion of long term borrowings)	3,521	3,397

Finance lease obligations	—	—
Long term borrowings
Due from one to five years	2,848	2,848
Due after five years	615	739

	3,463	3,587

Minority interests (equity and non-equity)	535	535
Shareholders’ equity
Called up share capital	910	910
Share premium account	1,325	1,325
Revaluation reserve	126	126
Capital redemption reserve	3,032	3,032
Profit and loss account	(171)	(171)

	5,222	5,222

Total capitalization	9,220	9,344

Notes to the Capitalization Data

(1)	At December 31, 2002, the group had cash at bank and liquid resources of £1,360 million and interest rate and foreign currency swaps of £365 million.

(2)	At December 31, 2002, £38 million of the group’s net borrowings due within one year and £219 million of the group’s net borrowings due after more than one year were secured.

(3)	At December 31, 2002, there were potential issues of approximately 5 million new ordinary shares outstanding under Diageo’s employee share option schemes.

(4)	At December 31, 2002, the total authorized share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,143,761,256 ordinary shares were issued and fully paid.

(5)	Except for the issuance by Diageo Capital plc on March 20, 2003 of its 3.375% Notes due 2008 in an aggregate principal amount of U.S. $1,000,000,000 and related repayments of medium-term debt and commercial paper, there has been no material change in the capitalization of the group since December 31, 2002.

(6)	In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£528 million) of external borrowings of Burger King. These loans have a term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. At June 30, 2002, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£132 million) until November 13, 2009. Including this guarantee, but net of the amount provided in the financial statements, at June 30, 2002, the group has given performance guarantees and indemnities to third parties of £102 million. Apart from the terms referred to above, there has been no material change since June 30, 2002 in the group’s performance guarantees and indemnities.